Hey Everyone,

This is (your name) reaching out to update you on some exciting news! I recently started a company called Big Idea Inc., and we are launching the first idea registration and value creation platform known as the Big Idea Platform. The platform offers a marketplace to be able buy and sell your ideas, and also includes a social feed to promote your ideas and follow others on the platform. Users are able to securely register their ideas, innovations, and inventions. By utilizing electronic Non-Disclosure Agreements (e-NDAs) and Blockchain Technology, the platform will provide a secure and tamper-proof record of ownership and value for ideas.

We believe we are uniquely positioned to capture a significant market share in the space, attracting creators, designers, thought leaders, and business entrepreneurs.

I'm reaching out to you as part of our first round of fundraising, our seed round. We're using a Reg CF that allows anyone to be an investor and invest as a crowd. As an investor, you will receive the right to obtain equity at a future date. This email signifies the start of the Family and Friends round which contains some special terms only available to early investors. If you are interested in supporting me on this journey, please visit our fundraising website (https://wefunder.com/bigidea).

Additionally, you can also support us by:

- Following us on social media
    - LinkedIn - https://www.linkedin.com/company/big-idea-platforms/
    - Instagram - https://www.instagram.com/big_idea_platform/
    - Facebook - https://www.facebook.com/bigideaplatform1
- Subscribe to our website (www.bigideaplatform.com)
- Leave a comment on our WeFunder page
- Leave a comment on our Youtube video (https://www.youtube.com/watch?v=1U42kECfmYo)

Thank you for taking the time to consider our seed funding request. If you're interested in learning more or have any questions, please reach out to me by email or phone (<phonenumber>).